UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of May 2012
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated May 11, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  May 14, 2012

Exhibit No.	Description
1.	Press release, dated May 11, 2012

Exhibit 1

Jinpan International Reports First Quarter 2012 Financial Results

~ First Quarter 2012 Net Sales Increased 43.1% Year-to-Year to $42.8 Million

~~ First Quarter 2012 Net Income Increased 44.6% Year-to-Year to $4.0 Million

~~ First Quarter 2012 Diluted EPS Increased 41.2% Year-to-Year to $0.24 per Share

CARLSTADT, N.J., May 11, 2012  /PRNewswire/ -- Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced the unaudited consolidated financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Results

Net sales for the first quarter were $42.8 million, a 43.1% increase from $29.9 million in the same period last year.  The increase in sales was primarily the result of increased international and domestic transformer sales.  In the first quarter, domestic sales accounted for $33.8 million, or 79.0% of net sales, compared to $27.8 million, which also represented 93.0% of net sales in the same period last year. Net sales outside of China for the quarter were $9.0 million, or 21% of net sales compared to $2.1 million, or 7.0% of net sales for the same period last year.

The sales of cast resin transformers (excluding those for wind power applications), switchgears and unit substations represented $31.9 million, or 74.5% of net sales in the first quarter, while wind energy products represented $10.9 million, or 25.5% of net sales during this quarter.

Gross profit in the first quarter increased 43.9% year over year to $15.8 million from $11.0 million in the same period last year.  First quarter 2012 gross profit margin was 36.9%, compared to 36.7% in the prior year period, and 34.6% in the 2011 fourth quarter.

Selling and administrative expenses in the first quarter were $10.9 million, or 25.5% of net sales, compared to $7.8 million, or 26.0% of net sales in the same period last year. Selling expenses increased in the first quarter as a result of increased sales. Administrative expenses increased due to higher Research and Development expenses and increased salary expenses resulting from the Company's implementation of its expansion plans.

Operating income for the first quarter increased 52.6% to $4.8 million, or 11.3% of net sales, from $3.2 million, or 10.6% of net sales, in the same period last year. Net income for the first quarter increased 44.6% to $4.0 million, or $0.24 per diluted share, from $2.7 million, or $0.17 per diluted share, in the same period last year.  First quarter net income as a percentage of net sales was 9.3% compared to 9.2% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "We experienced strong results in the first quarter of 2012 fueled by domestic and export sales growth.  Our international business exceeded our expectations driven by a large number of customized transformers for wind applications.  Sales in our domestic business increased 21.6% from the prior year period and are expected to continue to grow in the coming quarters.

While the design and development of customized transformers remains a major priority for Jinpan, the domestic market for standardized transformers also represents a very large opportunity for our business.  Our expanded operating capabilities will enable us to have the capacity necessary to compete on quality and price with our competitors in China in the standard transformer market.  With our expanding capacity, we now have the ability to go out and make a more aggressive push in this market resulting in greater sales and profits over time.

We expect sales growth to continue in the remaining quarters of the year. Our customer base has expanded by approximately 20% over the past year.  At the end of March, our domestic China sales order backlog was $112 million compared to $102 million at the end of December 2011.  Jinpan has become a more widely recognized brand name within the cast resin transformer industry, which enables us to participate in a greater number of industrial projects sponsored by private businesses and state-owned enterprises.  With quality products, competitive pricing, efficient and growing manufacturing platform, and an expanding customer base, we believe that Jinpan will continue its record of sales and net income growth in 2012."

Balance Sheet

As of March 31, 2012, the Company had $12.6 million in cash and cash equivalents, compared to $24.2 million at December 31, 2011. The Company's accounts receivable on March 31, 2012 totaled $114.4 million, compared to $110.4 million at December 31, 2011.  Notes payable in the 2012 first quarter decreased to $2.2 million compared to $13.6 million at the end of December 31, 2011.  Total bank loans outstanding at March 31, 2012 increased to $31.6 million as compared to $23.0 million at December 31, 2011.

Financial Outlook

For the full year 2012, the Company currently anticipates net sales growth of 20-25% to $262-$273 million, gross profit margin of 33%-35%, and net income growth of approximately 17-22% to $27.8-$29.0 million.

Conference Call Information

Jinpan's management will host an earnings conference call on May 11, 2012 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-913-312-0978.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through May 25, 2012.  Listeners may access the replay by dialing #1-858-384-5517, access code: 4686071.

About Jinpan International Ltd

Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its United States office is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2011 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

(Financial Statements on Following Page)

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)

	Three months ended March 31
	2012	2011
(In thousands, except per share data)	US$	US$

Net sales	42,755	29,882
Cost of Goods Sold	(26,993)	(18,925)
Gross Margin	15,762	10,957

Operating Expenses
Selling and administrative	(10,915)	(7,782)
Operating income	4,847	3,175

Interest Expenses	(459)	(175)
Other Income	215	283
Income before income taxes	4,603	3,283

Income taxes	(638)	(542)
Net income after taxes	3,965	2,741

Earnings per share

-Basic	US$ 0.25	US$ 0.17

-Diluted	US$ 0.24	US$ 0.17

Weighted average number of shares

-Basic	16,163,696	16,163,696

-Diluted	16,549,619	16,427,141

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets (unaudited)
	March 31,	December 31,
	2012	2011
	US$	US$
Assets

Current assets:

Cash and cash equivalents	12,582	24,218
Restricted Cash	20	322
Notes receivable	9,878	19,114
Accounts receivable, net	114,445	110,382
Inventories, net	44,184	36,675
Prepaid expenses	11,930	13,251
Other receivables	5,552	3,878

Total current assets	198,591	207,840

Property, plant and equipment, net	40,135	37,102

Construction in progress	3,494	2,406

Land use right	15,449	15,523
Intangible asset-Goodwill	13,384	13,371
Other assets	74	76
Deferred tax assets	1,029	1,044

Total assets	272,156	277,362

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	30,097	21,426
Accounts payable	21,947	22,833
Notes Payable	2,178	13,611
Income tax	2,797	2,335
Advance from customers	13,823	12,642
Other Payable	15,919	22,072

Total current liabilities	86,761	94,919

Long Term Loan	1,537	1,550
Shareholders' equity:

Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares - 16,395,456 in 2012 and 2011	74	74
Common Stock, Warrants		854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares – none in 20012 and 2011	-	-
Additional paid-in capital	36,980	36,114
Reserves	12,023	12,023
Retained earnings	114,748	111,915
Accumulated other comprehensive income	20,512	20,392
	184,337	181,372
Less: Treasure shares at cost, common stock-227,036 in 2012 and 2011	(479)	(479)
Total shareholders' equity	183,858	180,893

Total liabilities and shareholders' equity	272,156	277,362

Jinpan International Ltd
Consolidated Statement of Cash Flows
For the Three Months Ended March 31, 2012

	For the Three Months Ended March 31
	2012	2011
	US$	US$
		(In thousands)

Operating Activities
Net Income	3,965	2,741
Adjustments to reconcile net income to
Net Cash provided by (used in ) operating activities:
Depreciation	1,183	1,025
Deferred Income Tax	16	(20)
Provision for doubtful debts	862	(99)
Loss/(gain) on disposal of fixed assets	(3)	-
Stock-based compensation Cost	11	61
Changes in operating assets and liabilities
Restricted Cash	302	39
Accounts Receivable	(4,807)	(1,014)
Notes Receivable	9,252	(3,471)
Inventories	(7,466)	(8,694)
Prepaid Expenses	1,334	(4,170)
Other Receivable	(1,667)	(572)
Accounts Payable	(909)	4,216
Notes Payable	(11,441)	(3,278)
Income Tax	459	142
Advance From customers	1,167	2,532
Other liabilities	(6,243)	8,324
Net Cash provided by ( used in ) operating activities	(13,985)	(2,238)
Investing activities
Purchases of property, plant and equipment	(4,200)	(941)
Proceeds from sales of property, plant and equipment	27	(240)
Payment for construction in progress	(1,084)	-
L/T Prepaid Lease	90	80
Net Cash provided by ( used in ) investing activities	(5,167)	(1,101)
Financing activities
Proceeds from bank loan	11,820	1,925
Repayment of bank loan	(3,189)	(28)
Dividend paid	(1,132)	(1,132)
Net Cash provided by ( used in ) financing activities	7,499	765
Effect of exchange rate changes on cash	17	261
Net increase/(decrease) in cash and cash equivalents	(11,636)	(2,313)
Cash and Cash equivalents at beginning of year	24,218	27,527
Cash and Cash equivalents at end of year	12,582	25,214

Interest paid	340	199
Income Tax paid	164	419

SOURCE:  Jinpan International Ltd